RESONANT INC.
175 Cremona Drive, Suite 200
Goleta, California 93117

November 27, 2018

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Resonant Inc. Registration Statement on Form S-3 (File No. 333-228353) Acceleration Request Requested Date: November 29, 2018 Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Resonant Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-228353) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as possible.

Very truly yours,

RESONANT INC.

By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer